82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

September 16, 2002

PRESS RELEASE

DRILL RESULTS AND CLOSING OF $300, 000 FINANCING

GGL Diamond Corp. (GGL.TSX Venture) is very pleased to announce the successful completion of the drilling of the three magnetic anomalies on the 100% owned Seahorse Property.

Drill hole CH02-08SE, located approximately 40 km. south south-west of the Ekati Diamond Mine was drilled first, on the most northerly of the three targets, and reported on September 10, 2002 (please refer to this news release for "kimberlite" definitions and qualifications).

Preliminary drill results from the second or middle target, located 670 metres to the south south-east, are as follows:

Drill Hole CH02-09SE drilled at Azimuth 001.5 degrees at –45 degrees.

From (Metres)	To (Metres)	Description
Collar	38.50	Metasedimentary rocks
38.50	70.47	"kimberlite"
70.47	92.00	Metasedimentary rocks
92.00	116.45	"kimberlite"
116.45	200.00	Metasedimentary rocks. End of hole.

Preliminary drill results from the third or south target, 350 metres southeast of CH02-09SE, are as follows:

Drill Hole CH02-10SE drilled at Azimuth 311.3 degrees at –45 degrees.

From (Metres)	To (Metres)	Description
Collar	113.50	Metasedimentary rocks
113.50	147.00	"kimberlite"
147.00	151.20	Metasedimentary rocks
151.20	157.70	"kimberlite"
157.70	222.00	Metasedimentary rocks
222.00	222.17	"kimberlite"
222.17	275.00	Metasedimentary rocks. End of hole.

dw 10/7

Closing of financing

The Company is pleased to announce that the $300,000 financing announced on August 29, 2002 has closed. The 1,500,000 common shares issued by private placement at $0.20 per share have a hold period until January 17, 2003. The Company paid a cash finders fee of 8%. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.